FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

November 14, 2005

Item 3.	PRESS RELEASE

November 14, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. reported financial results for the third quarter ending September 30, 2005.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of November, 2005.

CARDIOME PHARMA CORP.

Per:	“Christina Yip”
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      NASDAQ: CRME      TSX: COM

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, November 14, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) reported today financial results for the third quarter ending September 30, 2005. The Company also announced a final decision to suspend further development of Oxypurinol for treatment of congestive heart failure, further to clinical results announced in a press release dated August 15, 2005.

“The third quarter of 2005 was one of the most eventful in our company’s history, with the announcement of positive Phase 3 results from our ACT 3 trial for RSD1235 IV, completion of the OPT-CHF trial for Oxypurinol, advancement of our RSD1235 Oral program, and the acquisition of Artesian Therapeutics,“ said Bob Rieder, President and Chief Executive Officer of Cardiome. “Our clinical trials have given us clear answers to the questions we posed, and we now look forward to an expected NDA submission for RSD1235 IV in the first quarter of 2006, advancing the RSD1235 Oral program into a Phase 2a study by the end of 2005, and further expanding our clinical pipeline.”

Net loss for the quarter ended September 30, 2005 was $29.5 million ($0.58 per common share), compared to a net loss of $15.0 million ($0.38 per common share) in the same period last year. The increase in net loss of $14.5 million in Q3-2005, as compared to the net loss in Q3-2004, was primarily due to the writedowns of $14.3 million of intangible assets, net of future income tax recovery, related to the Oxypurinol program.

As of September 30, 2005, the Company had cash, cash equivalents and short-term investments of $72.0 million. Amounts, unless specified otherwise, are in Canadian dollars. At close of business on September 30, 2005, the exchange rate was Cdn$1.00 = US$0.8601.

Corporate Development
The following are significant events which occurred since our last quarterly report:

•

In August 2005, we announced results from our OPT-CHF clinical trial evaluating Oxypurinol in 405 congestive heart failure (“CHF”) patients. The study measured the clinical impact of 600mg daily oral dosing of Oxypurinol for 24 weeks on the clinical outcomes in New York Heart Association Class 3 and Class 4 CHF patients receiving standard CHF therapy. Oxypurinol failed to demonstrate a statistically significant benefit over placebo in the primary composite endpoint (p=0.357). Subsequent to the quarter end, we completed our detailed analysis of the study results and decided to suspend development of Oxypurinol for the treatment of congestive heart failure.

•

Also in August 2005, we signed a letter of intent (“LOI”) to acquire Artesian Therapeutics, Inc. (“Artesian”), a privately held U.S. biopharmaceutical company. We subsequently completed this acquisition in October 2005. Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

•

Concurrent with the closing of the acquisition of Artesian, we closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of approximately US$7.24 per Special Warrant. The Special Warrants were issued to Oxford Bioscience Partners, Artesian’s largest shareholder, for proceeds of approximately US$7.5 million. Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one common share of Cardiome. The subscription price for the Special Warrants represents a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the LOI.

•

In August 2005, we announced our successful completion of the Phase I studies required to advance RSD1235 (oral) into a planned Phase II study later this year. At the same time, we reported the most recently completed Phase I study evaluating the pharmacokinetics, safety and tolerability of orally- administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen.

•

In September 2005, together with our co-development partner Astellas, we announced results from our 276-patient atrial arrhythmia Phase III clinical study, called ACT 3. The study achieved its primary endpoint, showing that of the 170 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.0001). These percentages are identical to those reported in the first pivotal Phase III study, ACT 1.

•

In October 2005, together with our co-development partner Astellas, we announced the initiation of an open-label safety study of intravenous RSD1235, called ACT 4, for the acute treatment of atrial fibrillation.

Results of Operations
For the three months ended September 30, 2005 (“Q3-2005”), we recorded a net loss of $29.5 million ($0.58 per common share), compared to a net loss of $15.0 million ($0.38 per common share) for the three months ended September 30, 2004 in the preceding fiscal year (“Q3-2004”). On a year-to-date basis, we recorded a net loss of $44.7 million ($0.93 per common share) for the nine months ended September 30, 2005, compared to a net loss of $29.5 million ($0.76 per common share) for the nine months ended September 30, 2004.

The increase in net loss of $14.5 million in Q3-2005, as compared to the net loss in Q3-2004, was primarily due to the writedowns of $14.3 million of intangible assets, net of future income tax recovery, related to the Oxypurinol program. Comparing the financial results of the third quarter of the two fiscal years, total expenses inclusive of these writedowns increased by $10.8 million, other expenses increased by $2.2 million while future income tax recovery decreased by $1.7 million. These were offset by an increase in total revenue of $0.2 million. The increase of net loss of $15.2 million for the nine months ended September 30, 2005, as compared to the same period in fiscal 2004, was mainly due to the writedowns of $14.3 million of intangible assets, net of future income tax recovery, related to the Oxypurinol program. Comparing the financial results of the nine-month period of the two fiscal years, total expenses inclusive of these writedowns increased by $13.9 million, total revenue decreased by $1.7 million while other expenses increased by $0.9 million.

We expect losses to continue for the remainder of the current fiscal year and for at least the next two fiscal years as we advance RSD1235 (iv) into the regulatory approval process and RSD1235 (oral) into later stage development, as well as advancement of Artesian product candidates. As such, we expect our operating expenses for these product candidates to be higher than the potential licensing and research collaborative fees or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv) within this period.

Revenues
Total revenue for Q3-2005 increased to $4.7 million from $4.5 million for Q3-2004. On a year to date basis, total revenue for the nine months ended September 30, 2005 was $13.1 million as compared to $14.8 million for the same period in fiscal 2004. Total revenue was comprised of licensing fees and research collaborative fees from our collaborative partners as described below.

Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. We recorded $1.2 million of licensing fees for Q3-2005 as compared to $1.1 million for Q3-2004, and $3.6 million for the nine months ended September 30, 2005, as compared to $4.1 million for the same period in fiscal 2004. The decrease of $0.5 million of licensing fees on a year-to-date basis, as compared to the same nine month period in fiscal 2004, was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our former collaborative partner, UCB Farchim S.A, or UCB, during the nine months ended September 30, 2004. This was offset by the amortization of deferred revenue of $0.4 million ($Nil for the nine months ended September 30, 2004) associated with the additional deferred revenue from Astellas.

Research and collaborative fees are composed of project management fees and contract research fees we charged collaborative partners for our work and the associated out of pocket expenses we recovered from them. Research collaborative fees for Q3-2005 were $3.4 million, which was comparable to the amount recorded for Q3-2004. Research collaborative fees were $9.4 million for the nine months ended September 30, 2005, as compared to $10.6 million for the same period in fiscal 2004. The decrease for the current period was primarily due to the reduced research and development collaborative fees from Astellas. Out of pocket expenses associated with RSD1235 (iv) operational activities that we directly incurred have reduced by $1.9 million for the nine month period ended September 30, 2005, as compared to the same period in fiscal 2004, due to the completion of ACT 1 in early 2005. This was offset by an increase of $0.7 million in project management fees and contract research fees for the nine months ended September 30, 2005, as compared to the same periods in fiscal 2004. In addition, included in these fees for fiscal 2004 was an amount of $0.2 million contract research fees from our former collaborative partner, UCB Farchim S.A., which was terminated in March 2004.

For the remainder of the current fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the payments from Astellas. We will also continue to receive project management fees and development cost reimbursements from Astellas.

Research and Development Expenditures
Research and development expenditures were $9.1 million for Q3-2005, as compared to $9.7 million for Q3-2004. We incurred total research and development expenditures of $32.6 million for the nine months ended September 30, 2005, as compared to $29.8 million for same period in fiscal 2004.

Research and development expenditures for Q3-2005 were comparable to the amount recorded for Q3-2004. The increase of $2.8 million in research and development expenditures for the nine months ended September 30, 2005, as compared to those incurred for the nine months ended September 30, 2004, was primarily due to the expanded clinical development activities during the nine months ended September 30, 2005, with continuation or completion of three Phase III studies of RSD1235 (iv) [ACT 1, ACT 2 and ACT 3], one Phase II regulatory study [OPT-CHF] and two Phase II proof-of-concept studies [Exotic-EF and LaPlata] of Oxypurinol, and two Phase I studies of RSD1235 (oral).

We expect our research and development expenditures for the current fiscal year to be higher than those incurred in fiscal 2004. The majority of the increase will be associated with our RSD1235 (iv) and RSD1235 (oral) projects.

The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)
During Q3-2005, we completed the second pivotal Phase III trial, ACT 3, and continued our clinical work on ACT 2.

The ACT 1 Study
The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia. We completed enrollment in ACT 1 in October 2004 and announced that the study achieved its primary endpoints in December 2004. Additional clinical results of this study were released in February 2005 and a full trial report was presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meeting in New Orleans.

The ACT 2 Study
The ACT 2 study, initiated in March 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study
Our collaborative partner, Astellas, initiated the ACT 3 study in July 2004 and completed patient recruitment for this study in July 2005. ACT 3 enrolled 276 patients. The primary efficacy endpoint of the ACT 3 trial was acute conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also included analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focused on sensory and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. We announced that the study achieved its primary endpoint in September 2005.

The ACT 4 Study
Subsequent to the quarter end, in October 2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. The study will evaluate the safety of RSD1235 (iv) in approximately 120 atrial fibrillation patients.

Total research and development expenditures for this project were $3.2 million for Q3-2005, as compared to $4.2 million for Q3-2004. On the year-to-date basis, our expenditures for this project were $14.5 million for the nine months ended September 30, 2005, as compared to $16.0 million for the nine months ended September 30, 2004. Also included in the expenditures were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in early 2006.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004. The anticipated cost will relate to the final data analysis for ACT 1, ongoing ACT 2 study, completion of ACT 3, initiation of ACT 4, and preparation of the NDA.

RSD1235 (oral)
During Q3-2005, we completed the Phase I studies required to advance RSD1235 (oral) into a planned Phase II study later this year.

In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study was to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time.

In April 2005, we initiated a 7-day repeat dosing study. The objective of the study was to evaluate the pharmacokinetics (PK), safety and tolerability of orally-administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen. Based on the successful completion of the study in August 2005, the results confirmed that RSD1235 appears to be safe and well-tolerated across all dose levels.

Total research and development expenditures for this project were $4.0 million for Q3-2005, as compared to $2.3 million for Q3-2004. On the year-to-date basis, our expenditures for this project were $8.9 million for the nine months ended September 30, 2005, as compared to $4.5 million for the same period in fiscal 2004. The increase was the result of the increased operational activities associated with the completion of the series of Phase I clinical trials, manufacture of drug supplies, and pre-clinical toxicology testing work.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004 as we advance this project into Phase II clinical testing later this year.

Oxypurinol for Congestive Heart Failure Project
During Q3-2005, we completed the OPT-CHF study.

The OPT-CHF Study
OPT-CHF, which was initiated in March 2003, finished its patient recruitment in December 2004. The placebo-controlled study investigated the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure patients.

The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients had experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study was a composite that assigned all patients to one of three categories: improved, unchanged or worsened. Improvement consisted of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening included death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We announced that the study failed to achieve its primary endpoint in August 2005. Subsequent to the quarter end ,we completed our detailed analysis of the study results and decided to suspend development of Oxypurinol for the treatment of congestive heart failure.

The EXOTIC-EF Study
In April 2005, we announced positive final results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 18 patients who met the prospectively-defined entry criteria.

The LaPlata Study
This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fractions exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study. Final results were announced in February 2005. This study showed a statistically-significant improvement in an important measurement of cardiac function, the left ventricle ejection fraction. Improvement in the exercise tolerance (6 minute walk test) was seen in both treatment groups; however, no statistically significant difference between the two groups was observed.

Our expenditure for this project decreased to $1.8 million for Q3-2005, as compared to $2.4 million for Q3-2004. On a year-to-date basis, our expenditure for this project was $8.9 million for the nine months ended September 30, 2005, as compared to $6.0 million for the same period in fiscal 2004. In addition, as a result of our decision to suspend development of Oxypurinol for the treatment of congestive heart failure, we have written off $14.1 million of the intangible assets, net of future income tax recovery, related to this program. The non-cash write-downs include a write-down of the remaining intangible assets and the future income tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002, of $22.9 million and $9.1 million, respectively. Also included is a write-down of the carrying value of patents by $0.5 million.

Other Non-core Projects
Following our decision to stop pursuing the allopurinol intolerant gout indication for Oxypurinol in 2004, research and development expenditures for the Oxypurinol gout project decreased substantially to $0.1 million for Q3-2005 as compared to $0.8 million for Q3-2004, and $0.3 million for the nine months ended September 30, 2005 as compared to $2.9 million for the same period in fiscal 2004. The expenditures incurred for Q3-2005 and the nine months ended September 30, 2005 were associated with our Compassionate Use Program for allopurinol intolerant gout patients. Expenditures associated with other experimental research declined to $Nil for the nine months ended September 30, 2005 from $0.4 million for the nine months ended September 30, 2004.

General and Administration Expenditures
General and administration expenditures were $1.9 million for Q3-2005, as compared to $1.4 million for Q3-2004. On a year to date basis, we incurred a total general and administration expenditure of $6.0 million for the nine months ended September 30, 2005, as compared to $5.1 million for the same period in fiscal 2004. The increase of $0.5 million for the current quarter was due to the increase of $0.3 million in business development expenditures associated with out-licensing and in-licensing activities and the increase of $74,000 and $0.1 million in consulting and professional fees and wages and benefits respectively. The increase of $0.9 million for the nine months ended September 30, 2005, as compared to those incurred for the nine months ended September 30, 2004, was largely attributable to the increase of $1.0 million in business development expenditures associated with out-licensing and in-licensing activities. This was offset by the decrease of $43,000 and $64,000 in consulting and professional fees and corporate activities respectively.

For the current fiscal year, we expect our general and administration expenditures to be comparable to those incurred in fiscal 2004.

Amortization
Amortization was $0.2 million for Q3-2005 as compared to $1.1 million for Q3-2004, and $2.4 million for the nine months ended September 30, 2005 as compared to $4.0 million the same period in fiscal 2004. The decrease in amortization for both periods was attributable to the reduced amortization related to our intangible and other assets following the write-down of intangible assets associated with the Oxypurinol gout project and the Oxypurinol CHF project in September 2004 and September 2005 respectively.

Other Income (Expenses)
Interest and other income was $0.6 million for Q3-2005 as compared to $0.2 million for Q3-2004, and $1.2 million for the nine months ended September 30, 2005 as compared to $0.6 million for the same period in fiscal 2004. The increase in interest and other income for both periods was primarily the result of higher balances of cash and cash equivalents and short-term investments in fiscal 2005.

A net foreign exchange loss of $3.3 million was recorded for Q3-2005, as compared to a net foreign exchange loss of $0.7 million for Q3-2004, and $1.9 million for the nine months ended September 30, 2005 as compared to $0.3 million for the same period in fiscal 2004. The increase in net foreign exchange loss was mainly due to the result of the depreciation of the U.S. dollar in comparison to the Canadian dollar since the end of the second quarter on our U.S. dollar denominated working capital balances carried forward from the end of the second quarter. Our increased U.S. dollar denominated investment portfolio balances from the completion of our financing in March 2005 also contributed to the higher foreign exchange loss in the current fiscal period. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of this risk is offset by the reimbursements from Astellas which are in U.S. dollars.

Future Income Tax Recovery
Future income tax recovery was $3.1 million for Q3-2005 as compared to $4.8 million for Q3-2004, and $7.1 million for the nine months ended September 30, 2005 as compared to $5.8 million for the same period in fiscal 2004. The future income tax recoveries fluctuated based on the amortization and write-down of intangible assets to which they relate as well as the level of losses incurred in our U.S. subsidiary.

Liquidity and Capital Resources
Our operational activities during the nine months ended September 30, 2005 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the net proceeds from equity financing and exercise of stock options by employees. Cash provided by financing activities in the nine months ended September 30, 2005 was primarily composed of $64.5 million of the net proceeds of the public offering completed in March 2005, as described in Note 5 of the interim consolidated financial statements, and the proceeds of $3.6 million received from the issuance of our common shares upon exercise of stock options. Cash provided by financing activities of $0.6 million and $6.9 million in Q3-2004 and the nine months ended September 30, 2004, respectively, was mainly from the issuance of our common shares upon exercise of share purchase warrants and stock options.

Cash used in operating activities for Q3-2005 was $14.2 million, as compared to $7.4 million of cash used in operating activities for Q3-2004. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, net change in non-cash working items, and the amortization of deferred revenue. The increase of $6.7 million in cash used in operating activities in Q3-2005, as compared to Q3-2004, was due to an increase in net loss by $14.5 million, a reduction of net cash used in settlement of non-cash working capital items by $5.3 million, and an increase in amortization of deferred revenue of $0.1 million. These were offset by an increase in non-cash add-backs of $13.2 million. Cash used in operating activities for the nine months ended September 30, 2005 was $19.1 million, as compared to $20.7 million for the same period in fiscal 2004. The decrease of $1.6 million in cash used in operating activities for the nine months ended September 30, 2005, as compared to the same period in 2004, was due to a decline in amortization of deferred revenue by $0.5 million, an increase in non-cash add-backs by $11.0 million, and an increase in cash provided by settlement of non-cash working capital items by $5.3 million. These were offset by an increase in net loss by $15.2 million.

Cash provided by investing activities for Q3-2005 was $1.1 million, as compared to $9.4 million of cash provided by investing activities for Q3-2004. The decrease of $8.3 million in cash provided by investing activities was due to a decrease of net sale of short-term investments by $7.6 million, an increase of $0.5 million in property, plant and equipment and patents additions (net of leasehold inducements), and an increase of $0.2 million in deferred acquisition costs related to the acquisition of Artesian. Cash used in investing activities for the nine months ended September 30, 2005 was $29.3 million, as compared to $6.0 million of cash provided by investing activities for the same period in fiscal 2004. The increase of $35.3 million in cash used in investing activities was due to an increase of $35.7 million in net purchases of short-term investments and an increase of $0.2 million in deferred acquisition costs related to the acquisition of Artesian. These were offset by a decrease of $0.6 million in property, plant and equipment and patents additions (net of leasehold inducements).

As at September 30, 2005, we had working capital of $69.9 million, as compared to $26.8 million at December 31, 2004. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $72.0 million at September 30, 2005, as compared to $24.4 million at December 31, 2004.

Subsequent Events
In October 2005, we completed our acquisition of all of the outstanding common shares of Artesian for nominal consideration. In addition, under the terms of the acquisition, additional payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

Concurrent with the closing of the acquisition of Artesian, we closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of approximately US$7.24 per Special Warrant. The Special Warrants were issued to Oxford Bioscience Partners, Artesian’s largest shareholder, for proceeds of approximately US$7.5 million. Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one common share of Cardiome. The subscription price for the Special Warrants represents a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the letter of intent of our acquisition of Artesian in August 2005

Outstanding Share Capital
As at October 27, 2005, there were 51,469,531 common shares issued and outstanding, 4,748,527 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.68 per share, 162,024 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.25 per share, and 1,036,098 common shares issuable upon up the exercise of Special Warrants without payment of any additional consideration (see Subsequent Events).

Conference Call Notification
Cardiome will hold a teleconference and webcast on Monday, November 14, 2005 at 4:30 pm EST (1:30pm PST). Please dial 866-249-2157 or 416-644-3434 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). Positive top-line results from two Phase 3 trials for RSD1235 IV, called ACT 1 and ACT 3, were released in December 2004 and September 2005. The ACT 2 study, evaluating patients with post-operative atrial arrhythmia, is ongoing. RSD1235 is also being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.

Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Balance Sheets (Unaudited)	September 30, 2005	December 31, 2004
Cash and cash equivalents Short-term investments Amounts receivable Prepaid expenses	$27,392,785 44,623,338 6,781,281 1,127,435	$7,673,892 16,693,319 14,289,307 1,131,591
Total current assets Property, Plant and Equipment Intangible assets Deferred acquisition costs	79,924,839 3,500,464 881,427 168,458	39,788,109 2,687,290 25,851,072 -
Total assets	$84,475,188	$68,326,471
Current liabilities Long-term portion of deferred revenue Long-term portion of deferred leasehold inducement Future income tax liability Shareholders’ equity	$10,016,573 373,156 787,736 - 73,297,723	$12,968,960 4,015,106 859,984 4,918,000 45,564,421
Total liabilities and shareholders’ equity	$84,475,188	$68,326,471

Statements of Loss and Deficit (Unaudited)	For the Three Months Ended		For the Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Revenue Licensing fees Research collaborative fees	$1,228,826 3,432,962	$1,097,046 3,407,664	$3,646,409 9,432,280	$4,149,066 10,614,416
	4,661,788	4,504,710	13,078,689	14,763,482
Expenses Research and Development General and Administration Amortization Write-down of intangible assets	9,111,841 1,913,803 217,362 23,322,608	9,744,248 1,413,792 1,120,685 11,521,170	32,560,836 6,030,437 2,372,036 23,322,608	29,752,612 5,142,837 3,990,441 11,521,170
	34,565,614	23,799,895	64,285,917	50,407,060
Operating loss	(29,903,826)	(19,295,185)	(51,207,228)	(35,643,578)
Other income Interest and other income Foreign exchange losses	617,149 (3,290,352)	151,259 (653,383)	1,244,031 (1,856,808)	560,030 (251,640)
	(2,673,203)	(502,124)	(612,777)	308,390
Loss before income taxes Future income tax recovery	$(32,577,029) 3,105,000	$(19,797,309) 4,811,000	$(51,820,005) 7,082,000	$(35,335,188) 5,781,000
Net Loss for the period Deficit, beginning of period	$(29,472,029) (107,324,648)	$(14,986,309) (78,859,508)	$(44,738,005) (92,058,672)	$(29,554,188) (64,291,629)
Deficit, end of period	$(136,796,677)	$(93,845,817)	$(136,796,677)	$(93,845,817)
Basic and diluted loss per common share[1]	$(0.58)	$(0.38)	$(0.93)	$(0.76)

1 Basic and diluted loss per common share is based on the weighted average number of common shares outstanding during the period.